Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of HWEL Holdings Corp. on Form S-4 of our report dated October 26, 2022, with respect to our audits of the consolidated financial statements of Starton Therapeutics Inc. as of March 31, 2022 and 2021 and for the years ended March 31, 2022 and 2021, which contains an explanatory paragraph relating to substantial doubt about the ability of Starton Therapeutics, Inc. to continue as a going concern, which report appears in the Proxy Statement/Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, New York

May 15, 2023